Exhibit 1

Media Relations	Investor Relations
Erlinda Lizardo	Pierre Co
+632 8849 3600 erlinda.lizardo@cemex.com	+632 8849 3600 pierre.co@cemex.com

CHP REPORTS FIRST QUARTER 2021 RESULTS

MANILA, PHILIPPINES. APRIL 30, 2021 – CEMEX HOLDINGS PHILIPPINES, INC. (“CHP”) (PSE: CHP), announced today that its consolidated net sales decreased by 8% during the first quarter of 2021, versus the comparable period in 2020, amounting to PHP 5.2 billion.

CHP’s domestic cement volumes decreased by 4% year-over-year during the first quarter, amidst the ongoing COVID-19 pandemic and its impact on economic activity.

CHP’s domestic cement prices remained flat quarter-on-quarter. Net of freight charges, CHP’s domestic cement prices during the first quarter decreased by 1% year-over-year due to subdued activity and competitive market dynamics.

CHP’s Operating EBITDA for the first quarter was PHP 1.03 billion, a decrease of 5% versus the same period in 2020.

Operating EBITDA margin was higher at 19.7% for the first quarter of 2021, compared with 19.2% in the same period of last year.

Net income for CHP was PHP 205 million for the first quarter of 2021, versus PHP 89 million for the first three months of 2020, mainly due to a 78% decrease in financial expenses, reflecting lower debt levels and declining interest rates.

During the quarter, CHP celebrated the 100-year anniversary of APO Cement Corporation. Ignacio Mijares, President and CEO of CHP, said: “In its century of existence, APO’s milestone is a reminder that institutions outlast challenges through the collective action of its people. We are proud to be a part of APO’s heritage in Cebu, and its long-standing role in nation-building.

CHP, a listed company at the Philippine Stock Exchange, is one of the leading cement producers in the Philippines, based on annual installed capacity. CHP produces and markets cement and cement products, such as ready-mix concrete and clinker, in the Philippines through direct sales using its extensive marine and land distribution network. Moreover, CHP’s cement manufacturing subsidiaries have been operating in the Philippines with well-established brands, such as “APO,” “Island,” and “Rizal,” all having a multi-decade history in the country.

CHP is an indirect subsidiary of CEMEX, S.A.B. de C.V., one of the largest cement companies in the world based on annual installed cement production capacity. The shares of CEMEX, S.A.B. de C.V. are listed on the Mexican Stock Exchange and the New York Stock Exchange.

For more information on CHP, please visit website: www.cemexholdingsphilippines.com.

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This press release may contain forward-looking statements and information that are necessarily subject to risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of CHP to be materially different from those expressed or implied in this release, including, among others, changes in general economic, political, governmental and business conditions globally and in the countries in which CHP does business, changes in interest rates, changes in inflation rates, changes in exchange rates, the level of construction generally, changes in cement demand and prices, changes in raw material and energy prices, changes in business strategy, changes derived from events affecting CEMEX, S.A.B de C.V. and subsidiaries (“CEMEX”) and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. CHP assumes no obligation to update or correct the information contained in this press release.

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